NEWS RELEASE

ELD No. 09-30

TSX: ELD   NYSE:EGO

December 4, 2009

Federal Court of Australia Approves Scheme of Arrangement

VANCOUVER - BC - Eldorado Gold Corporation (“Eldorado” or the “Company”) is pleased to announce that on December 4, 2009 the Federal Court of Australia has issued an order approving Eldorado’s proposed combination with Sino Gold Mining Limited (“Sino Gold”) pursuant to schemes of arrangement under Australian law (the “Transaction”).

The Transaction is expected to close on December 15, 2009.  The record date for determining Sino Gold security holders entitled to receive consideration under the Transaction is December 11, 2009.  The Company has received confirmation that Eldorado’s CHESS depository interests (“CDIs”), each representing an interest in one common share of Eldorado, will begin trading on a deferred settlement basis on the ASX on December 7, 2009, under the symbol EAU.  The CDIs will begin trading on the ASX on a normal settlement basis on December 16, 2009 following the implementation of the Transaction.

Eldorado has received approval from the Australian Foreign Investment Review Board, conditional approval from the Toronto Stock Exchange and approval from the New York Stock Exchange.

Sino Gold is an Australian public company focused on the exploration and production of gold in China and is listed on the Australian Securities Exchange and Hong Kong Stock Exchange.  It has two operating mines, Jinfeng and White Mountain.

 Eldorado is a gold producing, exploration and development company actively growing businesses in Brazil, China, Greece, and Turkey and surrounding regions. We are one of the lowest cost pure gold producers. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to grow in value as we create and pursue new opportunities

ON BEHALF OF

ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul N. Wright

President and Chief Executive Officer

Cautionary Notes:

Cautionary Note Regarding Forward-Looking Statements

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  Such forward-looking statements or information include, but are not limited to statements or information with respect to the Transaction and the impact of the implementation of the Transaction on Eldorado, its operations, financial position and gold production.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.  We have made certain assumptions about the forward-looking statements and information, including assumptions about the Transaction and the ASX listing; the price of gold, anticipated costs and expenditures and ability to achieve our goals.  Although our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statements or information will prove to be accurate.  Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information.  These risks, uncertainties and other factors include, among others, the following: the completion of the Transaction and ASX listing being subject to the satisfaction of certain conditions;  the number of shares issued is subject to certain adjustments, including conversions of options and warrants; gold price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; mining operational and development risk; litigation risks; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment and operating in foreign countries; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; share price volatility; competition; ability to complete acquisitions; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled “Forward-Looking Statements” and "Risk Factors" in the Company's Annual Information Form & Form 40-F dated March 31, 2009.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.  Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Cautionary Note Regarding Sino Gold Information

Information on Sino Gold was provided by Sino Gold or derived from Sino Gold’s public disclosure.  For further information on Sino Gold, including additional information regarding its mineral resources and reserves, readers are directed to Sino Gold’s public disclosure, which disclosure does not form part of this news release.  Eldorado is not responsible for and has not verified the accuracy or completeness of any information contained in Sino Gold’s public disclosure.

Eldorado Gold Corporation’s common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contact:

Nancy Woo, VP Investor Relations

Eldorado Gold Corporation

Phone: 604.601-6650 or 1.888.353.8166

1188, 550 Burrard Street

Fax: 604.687.4026

Vancouver, BC V6C 2B5

Email: nancyw@eldoradogold.com

            Website: www.eldoradogold.com

Request for information packages: info@eldoradogold.com